UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       Wahlco Environmental Systems, Inc.
                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
                          (TITLE OF CLASS OF SECURITIES)


                                    930569108
                                 (CUSIP NUMBER)


                            Arthur H. Amron, Esquire
                             WEXFORD MANAGEMENT LLC
       411 W. Putnam Avenue, Greenwich, Connecticut  06830 (203) 862-7000
                                       and
                           Stephen B. Selbst, Esquire
 McDermott, Will & Emery, 50 Rockefeller Plaza, New York, N.Y. 10020, (212) 547-
                                      5400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                     May 15, 1998 and June 19, 1998

            (DATES OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               SCHEDULE 13D

 CUSIP No. 930569108

 1    NAME OF REPORTING PERSON:  WES Acquisition Corp.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (Intentionally
      Omitted)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                   (b) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware

                       7   SOLE VOTING POWER
  NUMBER OF SHARES
     BENEFICIALLY               None
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       8   SHARED VOTING POWER

                                None

                       9   SOLE DISPOSITIVE POWER

                                None

                      10   SHARED DISPOSITIVE POWER

                                None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0 shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0 %

 14   TYPE OF REPORTING PERSON

           CO

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD MANAGEMENT LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           CONNECTICUT

                          7   SOLE VOTING POWER
       NUMBER OF
         SHARES                    NONE
  BENEFICIALLY OWNED BY
     EACH REPORTING
      PERSON WITH
                          8   SHARED VOTING POWER

                                   13,310,876  SHARES AND  1,174,845 WARRANTS
                                   TO PURCHASE 1,174,845 SHARES

                          9   SOLE DISPOSITIVE POWER

                                   NONE

                         10   SHARED DISPOSITIVE POWER

                                   13,310,876  SHARES AND  1,174,845 WARRANTS
                                   TO PURCHASE 1,174,845 SHARES

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,310,876 SHARES AND 1,174,845 WARRANTS TO PURCHASE 1,174,845
           SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           82.79 %

 14   TYPE OF REPORTING PERSON

           OO; IA

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD SPECIAL SITUATIONS 1996, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   1,263,698 SHARES AND  786,089 WARRANTS  TO
     BENEFICIALLY               PURCHASE 786,089 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                1,263,698 SHARES AND  786,089 WARRANTS  TO
                                PURCHASE 786,089 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,263,698 SHARES AND 786,089 WARRANTS TO PURCHASE 786,089
           SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.98 %

 14   TYPE OF REPORTING PERSON

           PN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD SPECIAL SITUATIONS 1996
      INSTITUTIONAL , L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /

 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   234,760 SHARES  AND  146,033  WARRANTS  TO
     BENEFICIALLY               PURCHASE 146,033 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                234,760 SHARES  AND  146,033  WARRANTS  TO
                                PURCHASE 146,033 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           234,760 SHARES AND 146,033 WARRANTS TO PURCHASE 146,033 SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.31 %

 14   TYPE OF REPORTING PERSON

           PN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:   WEXFORD SPECIAL SITUATIONS 1996, LIMITED
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           CAYMAN ISLANDS

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   64,025 SHARES AND 39,827 WARRANTS TO
     BENEFICIALLY               PURCHASE 39,827 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                64,025  SHARES  AND   39,827  WARRANTS  TO
                                PURCHASE 39,827 SHARES

                      10   SHARED DISPOSITIVE POWER
                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           64,025 SHARES AND 39,827 WARRANTS TO PURCHASE 39,827 SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.63 %

 14   TYPE OF REPORTING PERSON

           PN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD-EURIS SPECIAL SITUATIONS 1996,
      L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   326,170 SHARES  AND  202,896  WARRANTS  TO
     BENEFICIALLY               PURCHASE 202,896 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                326,170 SHARES  AND  202,896  WARRANTS  TO
                                PURCHASE 202,896 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           326,170 SHARES AND 202,896 WARRANTS TO PURCHASE 202,896 SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.20 %

 14   TYPE OF REPORTING PERSON

           PN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD CAPITAL PARTNERS II, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   7,995,556 SHARES
     BENEFICIALLY
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                7,995,556 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,995,556 SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.98 %

 14   TYPE OF REPORTING PERSON

           PN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  WEXFORD OVERSEAS PARTNERS I, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   3,426,666 SHARES
     BENEFICIALLY
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                3,426,666 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,426,666 SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.99 %

 14   TYPE OF REPORTING PERSON

           PN
                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  CHARLES E. DAVIDSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           UNITED STATES OF AMERICA

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   13,310,876  SHARES AND  1,174,845 WARRANTS
    BENEFICIALLY                TO PURCHASE 1,174,845 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                13,310,876  SHARES AND  1,174,845 WARRANTS
                                TO PURCHASE 1,174,845 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,310,876 SHARES AND 1,174,845 WARRANTS TO PURCHASE 1,174,845
           SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           82.79 %

 14   TYPE OF REPORTING PERSON

           IN

                               SCHEDULE 13D

 CUSIP NO. 930569108

 1    NAME OF REPORTING PERSON:  JOSEPH M. JACOBS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   (INTENTIONALLY
      OMITTED)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) / /
                                                                   (B) /X/

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

           AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /


 6    CITIZENSHIP OR PLACE OR ORGANIZATION

           UNITED STATES OF AMERICA

                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES                   13,310,876  SHARES AND  1,174,845 WARRANTS
     BENEFICIALLY               TO PURCHASE 1,174,845 SHARES
    OWNED BY EACH
  REPORTING PERSON
        WITH
                       8   SHARED VOTING POWER

                                NONE

                       9   SOLE DISPOSITIVE POWER

                                13,310,876  SHARES AND  1,174,845 WARRANTS
                                TO PURCHASE 1,174,845 SHARES

                      10   SHARED DISPOSITIVE POWER

                                NONE

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,310,876 SHARES AND 1,174,845 WARRANTS TO PURCHASE 1,174,845
           SHARES

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           / /


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           82.79 %

 14   TYPE OF REPORTING PERSON

           IN

                                SCHEDULE 13D


          This Amendment No. 1 amends the Statement dated June 16, 1995 ("Schedule 13D") with respect to the shares of common stock, par value $.01 per share (the "Wahlco Common Stock"), of Wahlco Environmental Systems, Inc., a Delaware corporation (the "Issuer"), filed by WES Acquisition Corp. ("WESAC"). This Amendment No. 1 is filed in order to amend Items 2, 3, 4, 5, 6, and 7.

          Accordingly, Schedule 13D is amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          This Amendment No. 1 is filed by:

          (a) WES ACQUISITION CORP., a corporation formed under the laws of Delaware, having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (b) WEXFORD MANAGEMENT LLC, a limited liability company formed under the laws of the State of Connecticut ("Wexford Management"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (c) WEXFORD SPECIAL SITUATIONS 1996, L.P., a Delaware limited partnership ("Wexford Special Situations"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (d) WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, L.P., a Delaware limited partnership ("Wexford Special Institutional"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (e) WEXFORD SPECIAL SITUATIONS 1996, LIMITED, a Cayman Islands exempted company partnership ("Wexford Special Limited"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (f) WEXFORD-EURIS SPECIAL SITUATIONS 1996, L.P., a Delaware limited partnership ("Wexford-Euris"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (g) WEXFORD CAPITAL PARTNERS II, L.P., a Delaware limited partnership ("Capital Partners"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (h) WEXFORD OVERSEAS PARTNERS I, L.P., a Delaware limited partnership ("Overseas Partners"), having its principal business and office address at 411 West Putnam Avenue, Greenwich, CT 06830.

          (i) Charles E. Davidson

          (j) Joseph M. Jacobs

(the individuals and entities in (a) - (j) individually, each a "Reporting Person" and collectively, the "Reporting Persons") with respect to the Wahlco Common Stock.

          Charles E. Davidson is Chairman and a controlling member of Wexford Management. Mr. Davidson is also a controlling member or an investor in a number of private companies, including Capital Partners, Overseas Partners, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, and Wexford-Euris. His principal business address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Joseph M. Jacobs is President, managing member, and a controlling member of Wexford Management. Mr. Jacobs is also a controlling member or an investor in a number of private companies, including Capital Partners, Overseas Partners, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, and Wexford-Euris. His principal business address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Henry N. Huta and his spouse Sharon L. Huta are no longer part of the Reporting Persons' filing group. Mr. Huta resigned from his position as an employee of the Issuer in May 1996, and no Reporting Person has any understanding or agreement with Mr. and Mrs. Huta with respect to the stock of the Issuer that they own or may own in the future.

          C. Stephen Beal is no longer part of the Reporting Persons' filing group. Mr. Beal was previously deemed included in the Reporting Persons' filing group because of an agreement between Mr. Beal and the Reporting Persons. That agreement has been superseded and terminated by its terms by an employment agreement between Mr. Beal and the Issuer. No Reporting Person has any understanding or agreement with Mr. Beal with respect to the stock of the Issuer that he owns or may own in the future.

          None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Restructuring Agreement (referred to in Item 7 below and attached hereto as Exhibit 6, the "Restructuring Agreement"):

          (a) In connection with the consummation of the Restructuring Plan, effective May 18, 1998, the Issuer affected a ten-for-one reverse stock split (the "Reverse Stock Split") as described in the Issuer's prospectus (the "Prospectus") dated February 4, 1998. All share numbers reported herein give effect to the Reverse Stock Split.

          (b) Pursuant to their commitment in the Restructuring Agreement (the "Stand-by Commitment"), Capital Partners and Overseas Partners purchased 446,508 and 191,361 shares of Wahlco Common Stock, respectively, representing all shares not purchased in the Issuer's rights offering described in the Prospectus. As compensation for the Stand-by Commitment, the Issuer paid Capital Partners and Overseas Partners fees of $70,000 and $30,000, respectively, in the form of 38,483 and 16,492 shares of Wahlco Common Stock, respectively.

          (c) Approximately $11,791,999 of debt the Issuer owed to WESAC was converted into 11,791,999 shares of Wahlco Common Stock.

          (d) As an element of the restructuring plan described in the Prospectus (the "Restructuring Plan"), WESAC has distributed its 13,217,999 shares of Wahlco Common Stock to its creditors and stockholders as follows (as described in the Prospectus, the "WESAC Liquidation"), and WESAC will be liquidated:

               (1)  7,510,565 shares to Capital Partners

               (2)  3,218,813 shares to Overseas Partners

               (3)  1,263,698 shares to Wexford Special Situations

               (4)  234,760   shares to Wexford Special Institutional

               (5)  64,025    shares to Wexford Special Limited

               (6)  326,170   shares to Wexford-Euris

               (7)  266,860   shares to C. Stephen Beal

               (8)  266,860   shares to Henry Huta

               (9)  59,341    shares to Maarten Hemsley

               (10) 3,454     shares to Deborah Louise Hemsley-Schultz

               (11) 3,453     shares to Rebecca Hemsley


ITEM 4.   PURPOSE OF TRANSACTION.

          To improve the financial condition of the Issuer, WESAC, Wexford Management, Capital Partners, Overseas Partners, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, Wexford-Euris, C. Stephen Beal, Henry N. Huta, Maarten D. Hemsley, Deborah Louise Hemsley-Schultz, Rebecca Hemsley, and the Issuer entered into the Restructuring Agreement as of January 30, 1998. The Restructuring Plan was consummated on May 15, 1998.

          The Filing Persons intend to consider and recommend to the Board of Directors of the Issuer transactions which they believe will enhance the value of the Issuer. The Filing Persons do not at the present time have any specific plans or proposals for any particular transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) (1) WESAC received 13,217,999 shares of Wahlco Common Stock as part of the Restructuring Plan. Such shares of Wahlco Common Stock represented approximately 80.98% of the outstanding common stock of the Issuer. Pursuant to the WESAC Liquidation, as of June 19, 1998, WESAC has distributed all of the shares of the Issuer that it owned in accordance with Item 3 above. WESAC does not currently own any Wahlco Common Stock. On June 19, 1998, after giving effect to the WESAC Liquidation, WESAC ceased to be the beneficial owner of more than five percent of a class of securities of the Issuer.

               (2) Wexford Management controls Capital Partners, Overseas Partners, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, and Wexford-Euris. Accordingly, each of Wexford Management, Charles E. Davidson, and Joseph M. Jacobs may be deemed the beneficial owner of the 13,310,876 shares of Wahlco Common Stock held for the accounts of Capital Partners, Overseas Partners, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, and Wexford-Euris, and the 1,174,845 warrants, exercisable at $1.36 per share for 1,174,845 shares of Wahlco Common Stock, held for the accounts of Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, and Wexford-Euris. The sum of such shares and warrants represents approximately 82.79% of the sum of all outstanding shares of Wahlco Common Stock and such warrants.

               (3) Pursuant to the WESAC Liquidation, Wexford Special Situations acquired and beneficially owns 1,263,698 shares of Wahlco Common Stock.
Together with the 786,089 warrants, exercisable at $1.36 per share for 786,089 shares of Wahlco Common Stock, acquired by Wexford Special Situations on August 28, 1996, the sum of such shares and warrants beneficially owned by Wexford Special Situations represents approximately 11.98% of the sum of all outstanding shares Wahlco Common Stock and such warrants.

               (4) Pursuant to the WESAC Liquidation, Wexford Special Institutional acquired and beneficially owns 234,760 shares of Wahlco Common Stock. Together with the 146,033 warrants, exercisable at $1.36 per share for 146,033 shares of Wahlco Common Stock, acquired by Wexford Special Institutional on August 28, 1996, the sum of such shares and warrants beneficially owned by Wexford Special Institutional represents approximately 2.31% of the sum of all outstanding shares Wahlco Common Stock and such warrants.

               (5) Pursuant to the WESAC Liquidation, Wexford Special Limited acquired and beneficially owns 64,025 shares of Wahlco Common Stock. Together with the 39,827 warrants, exercisable at $1.36 per share for 39,827 shares of Wahlco Common Stock, acquired by Wexford Special Limited on August 28, 1996, the sum of such shares and warrants beneficially owned by Wexford Special Limited represents approximately 0.63% of the sum of all outstanding shares Wahlco Common Stock and such warrants.

               (6) Pursuant to the WESAC Liquidation, Wexford-Euris acquired and beneficially owns 326,170 shares of Wahlco Common Stock. Together with the 202,896 warrants, exercisable at $1.36 per share for 202,896 shares of Wahlco Common Stock, acquired by Wexford-Euris on August 28, 1996, the sum of such shares and warrants beneficially owned by Wexford-Euris represents approximately 3.20% of the sum of all outstanding shares Wahlco Common Stock and such warrants.

               (7) Pursuant to the Stand-by Commitment and the WESAC Liquidation, Capital Partners acquired and beneficially owns 7,995,556 shares of Wahlco Common Stock. Such shares represent approximately 48.98% of the outstanding Wahlco Common Stock.

               (8) Pursuant to the Stand-by Commitment and the WESAC Liquidation, Overseas Partners acquired and beneficially owns 3,426,666 shares of Wahlco Common Stock. Such shares represent approximately 20.99% of the outstanding Wahlco Common Stock.

               Pursuant to the terms of various management contracts relating to WESAC, Wexford Management, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, Wexford-Euris, Capital Partners, and Overseas Partners, and as a result of the positions held by Mr. Davidson and Mr. Jacobs with Wexford Management, each of Wexford Management, Mr. Davidson and Mr. Jacobs may be deemed to have shared power to direct any disposition and voting of the shares held for the account of WESAC, Wexford Management, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, Wexford-Euris, Capital Partners, and Overseas Partners.

     (b) Except for the transactions effected by the Restructuring Agreement described above, there have been no transactions with respect to the shares of common stock of the Issuer since 60 days prior to the date hereof by any of the reporting persons.

     (c) The shareholders, partners, and members of WESAC, Wexford Management, Wexford Special Situations, Wexford Special Institutional, Wexford Special Limited, Wexford-Euris, Capital Partners, and Overseas Partners have the right to participate in the receipt of any dividends from, or proceeds from the sale of, the shares held in accordance with their ownership interests in those respective entities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as described in Item 4 above with respect to the Restructuring Agreement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to securities of Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 6. Restructuring Agreement, dated as of January 30, 1998, among Wahlco Environmental Systems, Inc., WES Acquisition Corp., Wexford Management LLC, Wexford Capital Partners II, L.P., Wexford Overseas Partners I, L.P., Wexford Special Situations 1996, L.P., Wexford Special Situations 1996 Institutional, L.P., Wexford Special Situations 1996 Limited, Wexford-Euris Special Situations 1996, L.P., C. Stephen Beal, Henry N. Huta, Maarten D. Hemsley, Deborah Louise Hemsley-Schultz, and Rebecca Hemsley



                                 SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 19, 1998
                         WEXFORD MANAGEMENT LLC


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Member and Chief Financial Officer

                         WES ACQUISITION CORP.


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD CAPITAL PARTNERS II, L.P.

                         By      Wexford Capital II, L.P.,
                              its General Partner
                         By       Wexford Capital Corp.,
                              its General Partner


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD OVERSEAS PARTNERS I, L.P.

                         By   Wexford Capital Overseas II, L.P.,
                              its General Partner
                         By   Wexford Capital Limited,
                              its General Partner


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD SPECIAL SITUATIONS 1996, L.P.

                         By   Wexford Advisors LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD SPECIAL SITUATIONS 1996,
                         INSTITUTIONAL, L.P.

                         By   Wexford Advisors LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD SPECIAL SITUATIONS 1996,
                         LIMITED

                         By   Wexford Advisors LLC,
                              its Investment Advisor

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD-EURIS SPECIAL SITUATIONS
                         1996, L.P.

                         By   Wexford-Euris Advisors, LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         CHARLES E. DAVIDSON

                              /S/ Charles E. Davidson


                         JOSEPH M. JACOBS

                              /S/ Joseph M. Jacobs


                                    EXHIBIT I


     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the general Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


June 19, 1998
                         WEXFORD MANAGEMENT LLC


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Member and Chief Financial Officer


                         WES ACQUISITION CORP.


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD CAPITAL PARTNERS II, L.P.

                         By      Wexford Capital II, L.P.,
                              its General Partner
                         By       Wexford Capital Corp.,
                              its General Partner


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD OVERSEAS PARTNERS I, L.P.

                         By   Wexford Capital Overseas II, L.P.,
                              its General Partner
                         By   Wexford Capital Limited,
                              its General Partner


                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President



                         WEXFORD SPECIAL SITUATIONS 1996, L.P.

                         By   Wexford Advisors LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD SPECIAL SITUATIONS 1996,
                         INSTITUTIONAL, L.P.

                         By   Wexford Advisors LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD SPECIAL SITUATIONS 1996,
                         LIMITED

                         By   Wexford Advisors LLC,
                              its Investment Advisor

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         WEXFORD-EURIS SPECIAL SITUATIONS
                         1996, L.P.

                         By   Wexford-Euris Advisors, LLC,
                              its General Partner

                         By:  /S/ Jay Maymudes
                         Name:     Jay Maymudes
                         Title:    Vice President


                         CHARLES E. DAVIDSON

                              /S/ Charles E. Davidson


                         JOSEPH M. JACOBS

                              /S/ Joseph M. Jacobs